

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2025

Qing Sun
Chief Executive Officer
AA Mission Acquisition Corp. II
21 Waterway Avenue, STE 300 #9733
The Woodlands, TX 77380

> **Re: AA Mission Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed August 22, 2025**
> **File No. 333-289768**

Dear Qing Sun:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2025 letter.

Registration Statement on Form S-1 filed August 22, 2025

Summary

Implication of Holding Foreign Companies Accountable Act, page 23

1. We acknowledge your response to prior comment 6. Please revise to clarify the meaning of your added disclosure on pages 24-25, which appears to suggest that PRC laws or regulations governing cash flows associated with the business combination, including shareholder redemption rights, will not apply if you are able to consummate an initial business combination with a non-PRC target company—and inversely that such laws or regulations will apply if you consummate an initial business combination with a PRC target company. In this regard, we note your disclosure on page 24 that you do not intend to enter into a business combination with a PRC target company. However, we also note your disclosure on page 17 and elsewhere that as a result of

the significant ties of your executive officers and directors to China, you are more likely to acquire a company based in China.

Summary of Risk Factors, page 55

2.   We acknowledge your response to prior comment 4 and reissue. Where you describe the significant regulatory, liquidity, and enforcement risks that the majority of your directors and officers being based in or having significant ties to China poses to investors, please revise to provide cross-references to the more detailed discussion of these risks in the prospectus.

Capitalization, page 128

3.   We note that you are offering 10,000,000 Class A ordinary shares, but only show 9,347,686 Class A common shares subject to possible redemption in your Capitalization table. Notwithstanding the revisions you made to the dilution table in response to prior comment 7, please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 Class A common shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Benjamin Holt at 202-551-6614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship